SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                SourceForge, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83616W101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Rob Feinblatt
                           c/o Trivium Management, LLC
                        600 Lexington Avenue, 23rd Floor
                               New York, NY 10022
                            United States of America
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 4, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.   83616W101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trivium Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,850,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,850,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,850,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%

14.  TYPE OF REPORTING PERSON

     IA, OO

CUSIP No.   83616W101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trivium Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,556,830

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,556,830

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,556,830

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   83616W101
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is the SourceForge, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 650 Castro Street, Suite 450, Mountain View, California 94041. This schedule relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D, Amendment No. 2, is being filed by Trivium Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Trivium Offshore Fund, Ltd., a Cayman Islands exempted company (the "Offshore Fund") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager is located at 600 Lexington Avenue, 23rd Floor, New York, New York 10022, United States of America. The principal business address of the Offshore Fund is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM11, Bermuda. Trivium Capital Management, LLC serves as investment manager for the Offshore Fund, Tower Trivium Focused Fund, a segregated account of Tower Managed Account Platform Ltd., a Bermuda exempted mutual fund company, the Trivium Segregated Portfolio of MFP Managers SPC, a Cayman Islands segregated portfolio company, and management company for Trivium Onshore Fund LP, a Delaware limited partnership (collectively, these funds and accounts are referred to as the "Clients").

     (d) N/A.

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Trivium Capital Management, LLC may be deemed to beneficially own 3,850,000 Shares. The funds for the purchase of such Shares came from the Clients' working capital and/or affiliated funds.

     As of the date hereof, Trivium Offshore Fund, Ltd. may be deemed to beneficially own 3,556,830 Shares. The funds for the purchase of such Shares came from the Reporting Person's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 1, FILED ON JUNE 3, 2008.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Trivium Capital Management, LLC may be deemed to be the beneficial owner of 3,850,000 Shares, or 5.6% of the Shares of the Issuer, based upon the 68,466,186 Shares outstanding as of May 30, 2008, according to the Issuer's most recent Form 10-Q.

     Trivium Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Trivium Capital Management, LLC shares the power to vote or direct the vote of the 3,850,000 Shares to which this filing relates.

     Trivium Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Trivium Capital Management, LLC shares the power to dispose or direct the disposition of the 3,850,000 Shares to which this filing relates.

     Trivium Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 3,850,000 Shares were acquired for investment purposes. Trivium Capital Management, LLC and/or Trivium Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Trivium Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Trivium Offshore Fund, Ltd. shares the power to vote or direct the vote of the 3,556,830 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. shares the power to dispose or direct the disposition of the 3,556,830 Shares to which this filing relates.

     Trivium Offshore Fund, Ltd. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The 3,556,830 Shares were acquired for investment purposes. Trivium Offshore Fund, Ltd. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Trivium Offshore Fund, Ltd.. may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Exhibit-B and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Joint Filing Agreement
         Exhibit B:  Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      September 24, 2008
                                        ----------------------------------------
                                                         (Date)



                                        Trivium Capital Management, LLC*

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Managing Member

                                        Trivium Offshore Fund, Ltd.

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Director


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 2, dated September 24, 2008 relating to the Common Stock, $0.001 par value of SourceForge, Inc. shall be filed on behalf of the undersigned.

                                        Trivium Capital Management, LLC*

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Managing Member

                                        Trivium Offshore Fund, Ltd.

                                        By: /s/ Rob Feinblatt
                                        ----------------------------------------
                                        Name: Rob Feinblatt
                                        Title: Director


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B

               Transactions in the Common Stock, $0.001 par value

                   TRANSACTIONS BY TRIVIUM OFFSHORE FUND, LTD.

  Date of                           Number of Shares
Transaction                         Purchase/(Sold)              Price per Share
-----------                         ---------------              ---------------

      7/7/08                            (45,254)                 1.55
      7/8/08                              3,738                  1.57
      7/8/08                             (1,854)                 1.55
      7/9/08                             (4,641)                 1.56
      7/9/08                               (526)                 1.57
      7/9/08                              4,729                  1.49
      7/10/08                            (1,573)                 1.51
      7/11/08                            (3,299)                 1.51
      7/11/08                            (1,757)                 1.45
      7/11/08                            (1,318)                 1.44
      7/14/08                              (704)                 1.49
      7/14/08                               (88)                 1.48
      7/16/08                            (3,293)                 1.44
      7/16/08                                89                  1.42
      7/17/08                              (176)                 1.51
      7/18/08                            (2,418)                 1.45
      7/21/08                           (16,781)                 1.44
      7/25/08                               (88)                 1.41
      7/28/08                           (88,827)                 1.36
      7/29/08                           (16,517)                 1.44
      7/30/08                           (14,220)                 1.41
      8/1/08                               (216)                 1.40
      8/4/08                            (16,000)                 1.38
      8/5/08                             (6,228)                 1.39
      8/6/08                             (2,326)                 1.39
      8/7/08                             (4,318)                 1.37
      8/8/08                             (9,965)                 1.36
      8/11/08                            (4,982)                 1.36
      8/12/08                            (2,492)                 1.34
      8/13/08                           (34,877)                 1.35
      8/14/08                           (15,778)                 1.36
      8/15/08                           (16,608)                 1.35
      8/18/08                           (11,626)                 1.36
      8/20/08                              (250)                 1.34
      8/20/08                            (3,903)                 1.33
      8/21/08                            (7,474)                 1.30
      8/22/08                           (47,652)                 1.29
      8/25/08                            (8,472)                 1.30
      8/26/08                           (72,893)                 1.28
      8/27/08                            (2,825)                 1.29
      8/28/08                          (112,811)                 1.31
      8/29/08                            26,410                  1.35
      8/29/08                          (133,682)                 1.41
      9/2/08                              1,834                  1.42
      9/2/08                            (34,409)                 1.38
      9/3/08                             (8,304)                 1.40
      9/4/08                         (1,706,203)                 1.35
      9/5/08                            (41,520)                 1.37
      9/8/08                             32,724                  1.48
      9/8/08                             (4,951)                 1.44
      9/10/08                           (11,452)                 1.40
      9/11/08                          (649,805)                 1.34
      9/12/08                          (154,477)                 1.42
      9/12/08                                92                  1.43
      9/15/08                            16,571                  1.38
      9/15/08                           (24,693)                 1.40
      9/16/08                           (17,683)                 1.40
      9/17/08                             8,944                  1.40
      9/17/08                           (41,604)                 1.40
      9/18/08                           (21,674)                 1.41
      9/19/08                           127,136                  1.51

                     TRANSACTIONS BY TRIVIUM ONSHORE FUND LP

  Date of                          Number of Shares
Transaction                        Purchase/(Sold)               Price per Share
-----------                        ---------------               ---------------

      7/7/08                          (22,607)                   1.55
      7/8/08                           (6,872)                   1.55
      7/8/08                             (940)                   1.55
      7/9/08                             (903)                   1.56
      7/9/08                           (1,444)                   1.57
      7/10/08                            (246)                   1.51
      7/11/08                          (3,860)                   1.51
      7/11/08                            (142)                   1.45
      7/11/08                            (107)                   1.44
      7/14/08                              (7)                   1.48
      7/16/08                            (266)                   1.44
      7/16/08                               6                    1.42
      7/17/08                             (14)                   1.51
      7/18/08                            (196)                   1.45
      7/21/08                          (1,358)                   1.44
      7/25/08                              (7)                   1.41
      7/28/08                          (7,188)                   1.36
      7/29/08                          (1,337)                   1.44
      7/30/08                          (1,150)                   1.41
      8/5/08                             (522)                   1.39
      8/6/08                             (194)                   1.39
      8/7/08                             (362)                   1.37
      8/8/08                             (835)                   1.36
      8/11/08                            (418)                   1.36
      8/12/08                            (208)                   1.34
      8/13/08                          (2,923)                   1.35
      8/14/08                          (1,322)                   1.36
      8/15/08                          (1,392)                   1.35
      8/18/08                            (974)                   1.36
      8/20/08                             (20)                   1.34
      8/20/08                            (327)                   1.33
      8/21/08                            (626)                   1.30
      8/22/08                          (3,994)                   1.29
      8/25/08                            (709)                   1.30
      8/26/08                          (6,110)                   1.28
      8/27/08                            (236)                   1.29
      8/28/08                          (9,455)                   1.31
      8/29/08                          11,207                    1.35
      8/29/08                         (11,204)                   1.41
      9/2/08                              166                    1.42
      9/2/08                           (2,884)                   1.38
      9/3/08                             (696)                   1.40
      9/4/08                         (142,999                    1.35
      9/5/08                           (3,480)                   1.37
      9/8/08                            5,476                    1.48
      9/8/08                             (414)                   1.44
      9/10/08                            (960)                   1.40
      9/11/08                         (54,463)                   1.34
      9/12/08                         (12,948)                   1.42
      9/12/08                               8                    1.43
      9/15/08                           2,129                    1.38
      9/15/08                          (4,569)                   1.40
      9/16/08                          (2,193)                   1.40
      9/17/08                           2,884                    1.40
      9/17/08                          (8,496)                   1.40
      9/18/08                          (4,426)                   1.41
      9/19/08                         (19,566)                   1.51

        TRANSACTIONS BY TRIVIUM SEGREGATED PORTFOLIO OF MFP MANAGERS SPC

  Date of                          Number of Shares
Transaction                        Purchase/(Sold)               Price per Share
-----------                        ---------------               ---------------

   7/8/08                              1,262                     1.57
   7/8/08                               (106)                    1.55
   7/9/08                               (265)                    1.56
   7/9/08                                (30)                    1.57
   7/9/08                                271                     1.49
  7/10/08                                (89)                    1.51
  7/11/08                               (191)                    1.51
  7/11/08                               (101)                    1.45
  7/11/08                                (75)                    1.44
  7/14/08                                (40)                    1.49
  7/14/08                                 (5)                    1.48
  7/16/08                               (188)                    1.44
  7/16/08                                  5                     1.42
  7/17/08                                (10)                    1.51
  7/18/08                               (139)                    1.45
  7/21/08                               (961)                    1.44
  7/25/08                                 (5)                    1.41
  7/28/08                             (5,085)                    1.36
  7/29/08                               (946)                    1.44
  7/30/08                               (814)                    1.41
   8/5/08                               (750)                    1.39
   8/6/08                               (280)                    1.39
   8/7/08                               (520)                    1.37
   8/8/08                             (1,200)                    1.36
  8/11/08                               (600)                    1.36
  8/12/08                               (300)                    1.34
  8/13/08                             (4,200)                    1.35
  8/14/08                             (1,900)                    1.36
  8/15/08                             (2,000)                    1.35
  8/18/08                             (1,400)                    1.36
  8/20/08                                (30)                    1.34
  8/20/08                               (470)                    1.33
  8/21/08                               (900)                    1.30
  8/22/08                             (5,739)                    1.29
  8/25/08                             (1,019)                    1.30
  8/26/08                             (8,778)                    1.28
  8/27/08                               (339)                    1.29
  8/28/08                            (13,585)                    1.31
  8/29/08                            (16,098)                    1.41
   9/2/08                             (4,143)                    1.38
   9/3/08                             (1,000)                    1.40
   9/4/08                           (205,458)                    1.35
 9/5/08                               (5,000)                    1.37
 9/8/08                                 (596)                    1.44
 9/10/08                              (1,379)                    1.40
 9/11/08                             (78,252)                    1.34
 9/12/08                             (18,603)                    1.42
 9/15/08                                (473)                    1.40
 9/16/08                              (1,419)                    1.40

                   TRANSACTIONS BY TOWER TRIVIUM FOCUSED FUND

  Date of                          Number of Shares
Transaction                        Purchase/(Sold)               Price per Share
-----------                        ---------------               --------------

   7/8/08                            (2,200)                     1.56
  7/15/08                            (2,089)                     1.47
  7/16/08                           (27,611)                     1.42
  7/17/08                            (7,902)                     1.48
  7/18/08                           (10,300)                     1.47
  7/18/08                              (300)                     1.48
  7/21/08                           (34,098)                     1.44
  7/22/08                            (2,200)                     1.43
  7/23/08                            (5,000)                     1.41
  7/24/08                            (2,000)                     1.39
  7/25/08                           (26,600)                     1.40
  7/28/08                            (2,000)                     1.35
  7/29/08                            (6,300)                     1.42
  7/30/08                            (8,800)                     1.41
  7/31/08                           (15,500)                     1.40
  7/31/08                           (26,400)                     1.39
  7/31/08                            (3,716)                     1.40
  7/31/08                           (25,000)                     1.39
   8/1/08                            (3,600)                     1.37
   8/1/08                           (14,300)                     1.39
   8/1/08                           (30,032)                     1.37
   8/4/08                           (12,200)                     1.39
   8/5/08                            (9,629)                     1.40
   8/6/08                           (15,600)                     1.39


SK 16210 0003 921386